Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Attn:	Roger Schwall, Assistant Director
Norman von Holtzendorff, Senior Counsel

Re:	FWF Holdings Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed December 10, 2014
File No. 333-199583

To Whom It May Concern:

On behalf of FWF Holdings Inc., a Nevada corporation (the “Company”), we submit the following response which responds to the verbal comment received from the Securities and Exchange Commission regarding the Registration Statement on Form S-1 (the “Registration Statement”). Amendment No. 3 to Registration Statement on Form S-1 is being filed concurrently with this letter.

1.  Please be advised that the Registration Statement and all relevant disclosure within, including the Management's Discussion and Analysis, has been updated with current financial statements for the three month period ended October 31, 2014.

On behalf of the Company, we submit the following acknowledgements:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
(b)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
(c)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

Sincerely,

By: /s/ Nami Shams

President